1 *In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG. The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list. INDICATIONS: LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D Our Pipeline This presentation is for investor relations purposes only - Not for product promotional purposes A u to lo g o u s T h e ra p ie s B C M A -d ir e c te d A u to lo g o u s T h e ra p y P H A S E 2 P H A S E 3 LEGEND-2† RRMM NCT03090659 CARTIFAN-1* RRMM NCT03758417 CARTITUDE-1* RRMM NCT03548207 CARTITUDE-2* MM NCT04133636 CARTITUDE-4* RRMM 1-3 Prior Lines NCT04181827 CARTITUDE-6* NDMM Transplant Eligible NCT05257083 Ciltacabtagene Autoleucel Clinical Studies P H A S E 1 P H A S E 1 SCLC & LCNEC‡# (DLL3) MM † (CD19 X GPRC5D), (GPRC5D) GASTRIC & PANCREATIC‡ (CLAUDIN 18.2) Additional Pipeline Assets A ll o g e n e ic T h e ra p ie s NHL† (CD20) CAR-αβ T MM† (BCMA) CAR-NK NHL† (CD19 X CD20) CAR-γδ T COLORECTAL† (GCC) AUTOIMMUNE † (CD19 X CD20 X CD22) AUTOIMMUNE (CD19 X BCMA) (CD19 X CD70) In V iv o T h e ra p ie s NHL† (CD19 X CD20) CARTITUDE-10* NDMM Transplant Not Intended NCT07149857 CARTITUDE-5 NDMM Transplant Not Intended NCT04923893